Ronald L. Dissinger

Senior Vice President and Chief Financial Officer

June 5, 2013

VIA EDGAR AND EMAIL

The Secretary

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn: Mr. Ethan Horowitz, Branch Chief

RE:	Kellogg Company

Form 10-K for Fiscal Year Ended December 29, 2012

Filed February 26, 2013

File No. 001-04171

Mr. Horowitz,

This letter is in response to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated May 22, 2013, containing comments on the above-referenced filing of Kellogg Company (the “Company”). The following paragraphs set forth the Staff’s comments together with the Company’s responses.

Form 10-K for Fiscal Year Ended December 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Reconciliation of Certain Non-GAAP Financial Measures, page 17

Staff Comment

1.	We note that you compare actual asset returns to expected returns in qualitative terms in footnote (b) to the reconciliation of certain non-GAAP financial measures. Please expand this disclosure to quantify the differences between actual and expected returns. In addition, please disclose the amount of pension expense that is included in the non-GAAP measures “underlying operating profit” and “underlying net income attributable to Kellogg Company”.

Company’s Response

The Company will expand its disclosure in future filings to quantify the differences between actual and expected returns in its reconciliation of certain non-GAAP financial measures and also expand its disclosures in future filings that reconcile non-GAAP measures associated with pension expense to include comparable information. Actual asset returns exceeded (was less than) expected asset returns by $211 million in 2012, ($471) million in 2011 and $246 million in 2010. Please note that differences between actual and expected asset returns are also quantified in the critical accounting estimates section of Management’s Discussion and Analysis

Kellogg Company / Corporate Headquarters

One Kellogg Square / P.O. Box 3599 / Battle Creek, Michigan 49016-3599 (269) 961-2000

Ethan Horowitz

U.S. Securities and Exchange Commission

June 5, 2013

of Financial Condition and Results of Operations (within the paragraphs discussing retirement benefits (pages 26-28)). Underlying operating profit includes the following amounts of postretirement benefit expense (income) (in millions): 2012—$(20), 2011—$(48), 2010—$41. Underlying net income attributable to Kellogg Company includes the following amounts of postretirement benefit expense (income) (in millions): 2012—$(14), 2011—$(34), 2010—$29.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Pension Benefits, page 50

Staff Comment

2.	We note that you sponsor a number of U.S. and foreign pension plans. However, it does not appear that you have provided separate disclosure for your U.S. and foreign pension plans. Please tell us how you considered the guidance per FASB ASC 715-20-50-4.

Company’s Response

FASB ASC 715-20-50-4 states that a U.S. reporting entity may combine disclosures about pension plans outside the U.S. with those for U.S. plans unless the benefit obligations of the plans outside the U.S. are significant relative to the total benefit obligation and those plans use significantly different assumptions (emphasis added).

The Company has considered the guidance per FASB ASC 715-20-50-4 and determined that separate disclosure of U.S. and foreign pension plans would not provide additional relevant information as the assumptions used by the foreign plans are not significantly different than those used by the U.S. plans.

As of our fiscal year ended December 29, 2012, our foreign pension plans represented approximately 30% of the total projected benefit obligation. The Company manages the assumption setting process centrally for all plans and uses similar methodologies for determining key assumptions such as discount rate and expected rate of return on assets across all plans, with actual assumptions based on market conditions applicable to each respective plan. Because investment strategies and employee demographics are similar, key assumptions are consistent between our U.S. and foreign pension plans as shown below on a weighted average basis:

Assumptions used to determine benefit obligations at December 29, 2012:

	Consolidated	U.S. Plans	Foreign Plans
Discount rate	4.0%	3.9%	4.2%
Long-term rate of salary increase	4.1%	4.25%	3.8%

Ethan Horowitz

U.S. Securities and Exchange Commission

June 5, 2013

Assumptions used to determine annual net periodic benefit cost for fiscal year 2012:

	Consolidated	U.S. Plans	Foreign Plans
Discount rate	4.8%	4.7%	4.9%
Long-term rate of salary increase	4.2%	4.25%	3.9%
Long-term rate of return on plan assets	8.9%	8.9%	8.7%

For our 2011 and 2010 fiscal years the relationships of the key assumptions for our U.S. and foreign plans are similar to those shown above.

Staff Comment

3.	We note the disclosure per page 53 of your filing regarding the current weighted-average target asset allocation reflected by the investment strategy for your major defined benefit plans. Please tell us whether this disclosure provides the target allocation percentages for plan assets or the actual allocation of plan assets by class. Refer to FASB ASC 715-20-50-1d.

Company’s Response

The referenced disclosure provides the weighted average target allocation percentages. It should also be noted that as of December 29, 2012 the actual allocation of plan assets was equal to the target allocation of plan assets.

I hope that the foregoing has been responsive to the Staff’s comments. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter please contact me at (269) 961-2009.

Sincerely,

/s/ Ronald L. Dissinger

Ronald L. Dissinger

Senior Vice President and Chief Financial Officer

Kellogg Company